Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars - unaudited)

	March 31,	December 31,
	2022	2021
	$	$
Assets

Current
Cash	17,491,368	22,664,599
Accounts receivable	11,072	10,593
Prepaid expenses	863,262	720,334
	18,365,702	23,395,526

Exploration and evaluation assets (Notes 3 and 9)	265,496,630	263,224,666
Reclamation bonds (Note 4)	3,435,410	3,484,948
Property and equipment	44,563	70,275
Right-of-use assets (Note 5)	351,481	401,027

	287,693,786	290,576,442

Liabilities

Current
Accounts payable and accrued liabilities	730,275	2,091,365
Current portion of lease liabilities (Note 5)	115,559	151,511
	845,834	2,242,876

Lease liabilities (Note 5)	248,211	262,107
Deferred revenue (Note 6)	2,880,535	2,830,581
Provision for site reclamation (Note 7)	1,998,796	2,018,849

	5,973,376	7,354,413

Shareholders' equity
Share capital (Note 8)	364,902,550	364,107,640
Reserves (Note 8)	8,879,828	9,851,462
Deficit	(92,061,968)	(90,737,073)
	281,720,410	283,222,029

	287,693,786	290,576,442

Authorized for issuance by the Board of Directors on May 6, 2022.

“Alex Morrison”	“Zara Boldt”
Alex Morrison, Director	Zara Boldt, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2022	2021
	$	$

Expenses
Accretion expenses (Notes 6 and 7)	54,411	53,741
Community relations	4,115	5,317
Consulting fees	23,112	21,803
Depreciation (Note 5)	75,258	77,128
Foreign exchange loss	191,567	149,581
Insurance	180,318	148,163
Interest expense on lease liabilities (Note 5)	6,958	9,851
Investor relations	3,772	13,572
Management fees	320,535	1,510,567
Office	128,907	188,848
Professional fees	118,658	276,739
Property investigation	9,881	-
Regulatory and shareholders service	82,784	105,101
Share-based compensation (Note 8)	770,819	871,805
Travel and related	60,731	27,437
Wages and salaries	248,213	157,729

	(2,280,039)	(3,617,382)

Interest income	7,601	5,656

Loss and comprehensive loss for the period	(2,272,438)	(3,611,726)

Basic and diluted loss per share	(0.01)	(0.01)

Weighted average number of common
shares outstanding (basic and diluted)	358,507,036	336,918,689

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2022	2021
	$	$
Cash flows used in operating activities
Loss for the period	(2,272,438)	(3,611,726)
Items not affecting cash:
Depreciation	75,258	77,128
Share-based compensation	770,819	871,805
Accretion expenses	54,411	53,741
Unrealized foreign exchange	19,498	(16,460)
Changes in non-cash working capital items
Accounts receivable	(479)	65,556
Prepaid expenses	(142,928)	46,538
Accounts payable and accrued liabilities	(1,026,599)	133,544
	(2,522,458)	(2,379,874)

Cash flows used in investing activities
Exploration and evaluation assets expenditures	(2,601,864)	(5,007,152)
	(2,601,864)	(5,007,152)

Cash flows from financing activities
Proceeds from share issuances	-	34,509,200
Share issuance costs	-	(2,281,368)
Proceeds from exercise of stock options	-	-
Repayment of lease liabilities	(48,909)	(43,901)
	(48,909)	32,183,931

Net change in cash	(5,173,231)	24,796,905

Cash, beginning of period	22,664,599	18,635,636

Cash, end of period	17,491,368	43,432,541

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable and accrued liabilities	400,117	778,047
Reclassification of stock options expired	741,105	221,500
Reclassification of restricted share units vested	794,910	379,017
Reclassification of restricted share units cancelled	206,439	44,920
Provision for site reclamation	4,591	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars - unaudited)

	Number of Shares Issued	Share Capital	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2020	318,006,340	330,813,214	9,973,552	(82,596,360)	258,190,406

Shares issued for cash	39,215,000	34,509,200	-	-	34,509,200
Share issuance costs	-	(2,213,254)	-	-	(2,213,254)
Stock options exercised	254,865	379,017	(379,017)	-	-
Restricted share units vested	-	-	(221,500)	221,500	-
Stock options expired	-	-	(44,920)	44,920	-
Share-based compensation	-	-	871,805	-	871,805
Loss for the period	-	-	-	(3,611,726)	(3,611,726)
Balance at March 31, 2021	357,476,205	363,488,177	10,199,920	(85,941,666)	287,746,431

Stock options exercised	494,046	619,462	(619,462)	-	-
Restricted share units vested	-	-	(2,527,947)	2,527,947	-
Stock options expired	-	-	(22,516)	22,516	-
Share-based compensation	-	-	2,821,468	-	2,821,468
Loss for the period	-	-	-	(7,345,870)	(7,345,870)
Balance at December 31, 2021	357,970,251	364,107,640	9,851,462	(90,737,073)	283,222,029

Restricted share units vested	765,117	794,910	(794,910)	-	-
Stock options expired	-	-	(741,105)	741,105	-
Restricted share units cancelled	-	-	(206,439)	206,439	-
Share-based compensation	-	-	770,819	-	770,819
Loss for the period	-	-	-	(2,272,438)	(2,272,438)
Balance at March 31, 2022	358,735,368	364,902,550	8,879,828	(92,061,968)	281,720,410

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) and is listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “GSV” and on the NYSE American under the symbol “GSV”. The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage. The amounts shown as exploration and evaluation assets cost represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets cost is dependent upon the Company obtaining the necessary permits and financing to complete the development of the properties in order to reach future profitable operations, or through sale of the assets.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at March 31, 2022, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon its ability to generate funds from profitable operations and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company may require additional financing for the upcoming year in order to maintain its operations.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2021.

The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021.

Basis of presentation

These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for investments which are measured at fair value. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, JKR Gold Resources ULC, Gold Standard Ventures (US) Inc., Tacoma Exploration LLC, Battle Mountain Gold Inc. (“BMG”), and Madison Enterprises (Nevada) Inc., from their dates of formation or acquisition. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the year.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant items that require estimates and judgements as the basis for determining the stated amounts include the uncertainty of COVID-19 pandemic, recoverability of exploration and evaluation assets, determination of functional currency, going concern, valuation of share-based compensation, recognition of deferred tax amounts, reclamation provisions, leases, and deferred revenue.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Uncertainty of COVID-19 pandemic

The COVID-19 pandemic has disrupted the normal operations of many businesses, including the Company’s. This pandemic could adversely affect and harm the Company’s business and results of operations. It is not possible to predict the duration or magnitude of the adverse results of COVID-19 and its effects on the Company’s business or results of operations at this time.

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Use of estimates (continued)

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to fund future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments may be necessary to the carrying value of assets and liabilities and the statement of financial position classifications used (Note 1).

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions at the end of each reporting period or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 3 – Exploration and Evaluation Assets

Expenditures for the periods related to exploration and evaluation assets located in Nevada, USA were as follows:

	Railroad- Pinion Project	Lewis Gold Project	Total
	$	$	$
Balance as at December 31, 2020	204,440,179	39,624,928	244,065,107

NSR buydown	2,456,400	-	2,456,400
Exploration expenses
Claim maintenance fees	361,599	82,203	443,802
Consulting	2,191,872	49,284	2,241,156
Data analysis	34,794	-	34,794
Drilling	3,637,829	-	3,637,829
Economic assessment	880,108	-	880,108
Engineering	1,158,663	-	1,158,663
Environmental and permitting	1,561,447	12,753	1,574,200
Equipment rental	77,668	-	77,668
Geotechnical	35,463	-	35,463
Hydrology	1,049,337	-	1,049,337
Lease payments	1,617,229	122,611	1,739,840
Metallurgy	818,703	-	818,703
Provision for site reclamation	22,015	-	22,015
Sampling and processing	1,057,874	-	1,057,874
Site development and reclamation	1,674,126	-	1,674,126
Supplies	256,795	786	257,581
	18,891,922	267,637	19,159,559

Balance as at December 31, 2021	223,332,101	39,892,565	263,224,666

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 3 - Exploration and Evaluation Assets (continued)

	Railroad-Pinion Project	Lewis Gold Project	Total
	$	$	$
Balance as at December 31, 2021	223,332,101	39,892,565	263,224,666

Consulting	451,222	23,315	474,537
Drilling	22,944	-	22,944
Economic assessment	134,233	-	134,233
Engineering	516,153	-	516,153
Environmental and permitting	586,736	-	586,736
Geotechnical	-	1,257	1,257
Hydrology	24,557	-	24,557
Lease payments	204,186	-	204,186
Metallurgy	294,265	-	294,265
Provision for site reclamation	4,591	-	4,591
Sampling and processing	8,505	-	8,505
	2,247,392	24,572	2,271,964

Balance as at March 31, 2022	225,579,493	39,917,137	265,496,630

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

During the period from August 2009 to December 2020, the Company entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging between 1% and 5%. As well, certain claims are subject to a 1.5% mineral production royalty. The agreements are subject to specific lease terms, extension options, back-in rights, buy down or purchase provisions, and work commitments as further detailed in the Company’s most recent annual audited consolidated financial statements.

In April 2021, the Company purchased a NSR on certain claims within the Railroad-Pinion project for US$2,000,000.

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 3 - Exploration and Evaluation Assets – (continued)

Payment requirements from the remainder of 2022 to 2026 under agreements are approximately as follows:

	Total	Total
	Work commitment	Lease payment	Total
	US$	US$	US$
2022	400,000	972,000	1,372,000
2023	1,300,000	1,065,000	2,365,000
2024	1,300,000	676,000	1,976,000
2025	1,300,000	676,000	1,976,000
2026	1,300,000	688,000	1,988,000
	5,600,000	4,077,000	9,677,000

Lewis Gold Project

During the year ended December 31, 2017, the Company acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

The Lewis Gold Project is subject to an advance minimum annual royalty in the amount of US$60,000 in cash, which is subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty payable in the same year. Production royalties include a 3.5% NSR for gold and silver and a 4% NSR for other minerals such as lead, zinc, and copper.

NOTE 4 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at March 31, 2022 of $3,435,410 (US$2,749,208) (December 31, 2021 - $3,484,948 (US$2,748,815)).

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 5 – Right-of-Use Assets and Lease Liabilities

Right-of-Use Assets

Office Leases
Cost:	$
At December 31, 2019 and 2020	934,659
Addition: Lease amendment	76,502
At December 31, 2021 and March 31, 2022	1,011,161
Depreciation:
At December 31, 2019	203,850
Charge for the year	203,850
At December 31, 2020	407,700
Charge for the year	202,434
At December 31, 2021	610,134
Charge for the period	49,546
At March 31, 2022	659,680
Net book value:
At December 31, 2021	401,027
At March 31, 2022	351,481

Lease Liabilities

$
At December 31, 2019	729,878
Lease payments made	(213,254)
Interest expense on lease liabilities	48,572
Foreign exchange adjustment	(921)
At December 31, 2020	564,275
Lease payments made	(214,451)
Interest expense on lease liabilities	34,697
Addition: Lease amendment	31,376
Foreign exchange adjustment	(2,279)
At December 31, 2021	413,618
Lease payments made	(55,867)
Interest expense on lease liabilities	6,958
Foreign exchange adjustment	(939)
363,770
Less: current portion	(115,559)
At March 31, 2022	248,211

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 5 – Right-of-Use Assets and Lease Liabilities (continued)

The remaining minimum future lease payments, excluding estimated operating costs, for the term of the lease including assumed renewal periods are as follows:

$
The remainder of fiscal 2022	117,686
Fiscal 2023	74,119
Fiscal 2024	77,186
Fiscal 2025 and beyond	149,261

NOTE 6 – Deferred Revenue

On October 29, 2020, the Company entered into a silver streaming arrangement (“Silver Stream”) with OMF Fund III (HG) Ltd. (“Orion”), whereby Orion made an upfront cash payment of US$2,000,000, pursuant to which the Company will deliver to Orion 100% of the silver production from the potential South Railroad mine over the life of mine. Orion will pay an ongoing cash purchase price equal to 15% of the prevailing silver price at the time of delivery. The upfront payment for the Silver Stream has been accounted for as deferred revenue as the agreement will be satisfied through the delivery of non-financial items (i.e. silver commodity from the Company’s production), rather than cash or financial assets. The drawdown of the deferred revenue will be credited to future sales in the corresponding period.

$
Deferred revenue proceeds	2,594,000
Accretion expense	36,556
Foreign exchange adjustment	(48,437)
Balance as at December 31, 2020	2,582,119
Accretion expense	200,025
Foreign exchange adjustment	48,437
Balance as at December 31, 2021	2,830,581
Accretion expense	49,954
Balance as at March 31, 2022	2,880,535

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 7 – Provision for Site Reclamation

The Company recorded a provision for the estimated cost of site reclamation relating to exploration activities at its Railroad-Pinion Project. As at March 31, 2022, the Company used an inflation rate of 2.16% (December 31, 2021 – 2.16%) and an average discount rate of 3.08% (December 31, 2021 – 3.08%) in calculating the estimated obligation. The undiscounted uninflated value of the cash flows required to settle the provision is $2,154,381 and is expected to be incurred over the next 17 years.

Railroad-Pinion Project
$
Balance as at December 31, 2019	964,960
Change in estimate	1,078,871
Accretion expense	13,648
Foreign exchange adjustment	(71,958)
Balance as at December 31, 2020	1,985,521
Change in estimate	22,015
Accretion expense	19,377
Foreign exchange adjustment	(8,064)
Balance as at December 31, 2021	2,018,849
Change in estimate	4,591
Accretion expense	4,457
Foreign exchange adjustment	(29,101)
Balance as at March 31, 2022	1,998,796

NOTE 8 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

During the year ended December 31, 2021, the Company:

•	issued 748,911 common shares of the Company at a weighted average value of $1.33 per share in connection to the vesting of restricted share units.
•	completed an underwritten public offering financing and issued 39,215,000 common shares of the Company at a price of $0.88 per share for gross proceeds totaling $34,509,200, and incurred cash commissions and expenses of $2,213,254.

During the three months ended March 31, 2022, the Company:

•	issued 765,117 common shares of the Company at a weighted average value of $1.04 per share in connection to the vesting of restricted share units.

Share Purchase Warrants

There were no share purchase warrants outstanding as at December 31, 2021 and March 31, 2022.

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 8 - Share Capital and Reserves (continued)

Stock Options

During the year ended December 31, 2021, the Company granted a total of 7,010,085 stock options exercisable for up to five years with an aggregate grant date fair value of $2,683,468. The Company expensed a total of $1,918,228 as share-based compensation related to stock options during the year ended December 31, 2021 (December 31, 2020 - $1,231,724).

During the three months ended March 31, 2022, the Company granted a total of 4,833,410 stock options exercisable for up to five years with an aggregate grant date fair value of $1,249,479. The Company expensed a total of $443,421 as share-based compensation during the three months ended March 31, 2022 (March 31, 2021 - $454,334).

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model using the following weighted average variables:

	For the three months ended March 31,
	2022	2021
Risk-free interest rate	1.33%	0.34%
Expected option life in years	4 years	4 years
Expected stock price volatility	59%	60%
Expected dividend rate	0%	0%

A summary of stock option activities is as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2020	10,648,362	1.70
Exercised	-	-
Granted	7,010,085	0.84
Expired/Cancelled	(3,271,034)	1.68
Outstanding at December 31, 2021	14,387,413	1.29
Exercised	-	-
Granted	4,833,410	0.57
Expired/Cancelled	(823,300)	1.78
Outstanding at March 31, 2022	18,397,523	1.08

As at March 31, 2022 the weighted average remaining life of the outstanding stock options is 3.3 years (March 31, 2021 - 3.46 years), and there were 8,155,673 stock options exercisable (March 31, 2021 - 6,686,533).

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 8 - Share Capital and Reserves (continued)

Restricted Share Units (“RSUs”)

During the year ended December 31, 2021, the Company granted 2,615,873 RSUs to certain officers and directors with a fair value of $2,251,845. The Company cancelled 219,824 RSUs and the fair value of $67,436 attributable to these RSUs was transferred from reserves to deficit. In addition, the Company expensed a total of $1,775,046 as share-based compensation related to RSUs during the year ended December 31, 2021 (December 31, 2020 - $1,246,676).

During the three months ended March 31, 2022, the Company granted 2,518,435 RSUs to certain officers and directors with a fair value of $1,435,508. The Company cancelled 901,454 (March 31, 2021 – 21,289) RSUs and the fair value of $206,439 (March 31, 2021 - $44,920) attributable to these RSUs was transferred from reserves to deficit. In addition, the Company expensed a total of $327,397 as share-based compensation during the three months ended March 31, 2022 (March 31, 2021 - $417,471).

A summary of restricted share unit activities is as follows:

Number of RSUs
Outstanding at December 31, 2020	1,746,579
Vested	(748,913)
Cancelled	(219,824)
Granted	2,615,873
Outstanding at December 31, 2021	3,393,715
Vested	(765,116)
Cancelled	(901,454)
Granted	2,518,435
Outstanding at March 31, 2022	4,245,580

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	As at December 31, 2021
	Canada	US	Total
	$	$	$
Reclamation bonds	-	3,484,948	3,484,948
Property and equipment	1,231	69,044	70,275
Exploration and evaluation assets	-	263,224,666	263,224,666
Right-of-use assets	311,929	89,098	401,027
	313,160	266,867,756	267,180,916

	As at March 31, 2022
	Canada	US	Total
	$	$	$
Reclamation bonds	-	3,435,410	3,435,410
Property and equipment	1,062	43,501	44,563
Exploration and evaluation assets	-	265,496,630	265,496,630
Right-of-use assets	295,794	55,686	351,481
	296,856	269,031,228	269,328,084

NOTE 10 - Related Party Transactions

During the three months ended March 31, 2022, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at March 31, 2022, $nil (March 31, 2021 - $410,234) was included in accounts payable and accrued liabilities owing to officers and directors of the Company in relation to management fees and professional fees.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the three months ended March 31,
	2022	2021
	$	$
Salaries and fees	350,760	544,879
Termination payments[1]	-	1,187,509
Share-based compensation	546,019	804,532
	896,779	2,536,920

(1)	During the three months ended March 31, 2021, the Company paid termination benefits of $782,000 and $405,509 to the former Vice President - General Counsel and Corporate Secretary, and the former Chief Financial Officer, respectively.

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 12 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•     Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•     Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•     Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, and commodity price.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at March 31, 2022, the Company had a foreign currency net monetary asset position of approximately US$9,639,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $96,390.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and the Company considers this risk to be remote.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments. The Company is exposed to liquidity risk.

GOLD STANDARD VENTURES CORP.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022

(Expressed in Canadian Dollars - unaudited)

NOTE 12 - Financial Instruments and Risk Management (continued)

e)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.